XUN ENERGY, INC.

(STATIONARY)

March 26, 2012

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

Xun Energy, Inc.

Form 10-K for Fiscal Year Ended May 31, 2011

Filed September 28, 2011

Form 10-Q for Fiscal Quarter Ended November 30, 2011

Filed January 23, 2012

File No. 000-53466

Dear Mr. Thompson:

Reference is made to your letter dated March 8, 2012, pursuant to which the staff of the Division of Corporation Finance provided comments to the Annual Report on Form 10-K for the year ended December May 31, 2011 and the Quarterly Report on Form 10-Q for the quarter ended November 30, 2011 filed by Xun Energy, Inc. (the “Company”). Set forth below are the responses to those comments.  For your convenience, the text of each comment is reproduced in italics before our response.  Concurrently with this letter, the Company is filing Amendment No. 1 to the 10-Q (the “Amendment”).

Form 10-K for Fiscal Year Ended May 31, 2011

Item 9A, page 52

Evaluation of Disclosure Controls and Procedures, page 52

1.

We note that you disclosed the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures as of May 31, 2010 rather than May 31, 2011. Please confirm to us that the evaluation of disclosure controls and procedures was conducted as of May 31, 2011 and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of the end of the year. Otherwise, please revise your disclosure to comply with the requirements of Item 307 of Regulation S-K.

Response

The Company confirms that the evaluation of disclosure controls and procedures was conducted as of May 31, 2011 and the chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the year.

Item 15. Exhibits, Financial Statement Schedules, page 58

2.

In future filings, please file or incorporate by reference to previously filed documents all exhibits required by Item 601 of Regulation S-K.

Response

As requested by the staff, future filings of the registrant will include or incorporate by reference to previously filed documents, all exhibits required by Item 601 of Regulation S-K.

Signatures, page 59

3.

The report should be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. If Mr. Mikolajczyk also serves as your principal accounting officer, please revise future filings to reflect that he is also signing the report in that capacity. Otherwise please amend the filing to include the signature of your principal accounting officer. Refer to the Signature Page and General Instruction D to Form 10-K.

Response

Jerry G. Mikolajczyk serves as the Company’s principal executive officer, principal financial officer, and principal accounting officer.  As requested by the staff, future filings of the registrant will reflect that Jerry G. Mikolajczyk is signing in such capacities.

Form 10-Q for Fiscal Quarter Ended November 30, 2011

Item 4. Controls and Procedures, page 25

Evaluation of Disclosure Controls and Procedures, page 25

4.

We note that you provided the disclosures required by Item 308 of Regulation S-K (which is not required in quarterly filings) rather than the disclosures regarding the effectiveness of your disclosure controls and procedures required by Item 307 of Regulation S-K. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of disclosure controls and procedures in accordance with Item 307 of Regulation S-K and Item 4 of Form 10-Q.

Response

We have revised the disclosure in the Amendment in response to your comment.

Exhibits 31.1 and 31.2

5.

We note that paragraph one of the certifications identifies the wrong periodic report in that it refers to this "annual" as opposed to "quarterly" report on Form 10-Q. We also note that the certifications do not conform to the exact language prescribed in Item 601(b)(31) of Regulation S-K, in that the terms "issuer" and "small business issuer" are used throughout the certifications where the term "registrant" should be used. Please file an amendment that includes the entire periodic report and new, corrected certifications. Please also make conforming revisions to the certifications included in future filings on Form 10-K.

Response

We have revised the language in Exhibits 31.1 and 31.2 to the certifications to the Amendment in response to your comment. As requested by the staff, future filings of the registrant will include conforming revisions to the certifications.

As requested, the Company hereby acknowledges as follows:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:  /s/ Jerry G. Mikolajczyk

Name:  Jerry G. Mikolajczyk

Title:  President, CEO and CFO